UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 23, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated July 23, 2013 announcing STMicroelectronics’ 2013 second quarter and first half financial results.

PR No. C2728C

STMicroelectronics
Reports 2013 Second Quarter and First Half Financial Results

•	Second quarter net revenues $2.05 billion, gross margin 32.8%
•	ST revenues excluding Wireless product line increased 6.8% sequentially, in line with expectations
•	Second quarter operating expenses excluding restructuring charges $736 million; down from $808 million and $887 million in the sequential and year-ago periods, respectively
•	ST-Ericsson transaction to close in early August

Geneva, July 22, 2013 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, reported financial results for the second quarter and first half ending June 29, 2013.

Second quarter net revenues totaled $2.05 billion and gross margin was 32.8%. Net loss attributable to ST was $152 million.

“In the second quarter we saw sequential progress towards our objectives of sales growth, gross margin improvement and expense reduction,” said ST President and CEO Carlo Bozotti.

“Sales were in line with our guidance, despite an accelerated decline of ST-Ericsson’s existing product revenues. Gross margin came in above the midpoint of our guidance due to manufacturing efficiencies and increased volumes. Our quarterly operating expense run rate continues to decrease substantially both on a sequential and year-over-year basis.

“Our strong sequential increase in sales of 6.8%, excluding Wireless product line, came from growth in several key product areas including Microcontrollers, Industrial and Power, Automotive and Imaging. These results are due to both the introduction of new products and the changes we made last year to expand our geographic and customer coverage, with new major accounts and distributors, with the latter further increasing as a percentage of sales.

“We again made solid progress towards our quarterly net operating expenses target range as we exited the second quarter with operating expenses excluding restructuring charges of $736 million, or $72 million and $151 million lower than the prior and year-ago quarters.”

Summary Financial Highlights

U.S. GAAP (Million US$)	Q2 2013	Q1 2013	Q2 2012
Net Revenues (a)	2,045	2,009	2,148
Gross Margin	32.8%	31.3%	34.3%
Operating Income (Loss), as reported	(107)	(281)	(207)
Net Income (Loss) attributable to parent company (b)	(152)	(171)	(75)
(a)	Net revenues include sales recorded by ST-Ericsson as consolidated by ST
(b)	Includes a loss on equity-method investment of $89 million, $13 million and $2 million in the second and first quarters of 2013 and the second quarter of 2012, respectively

Non-U.S. GAAP* Before impairment, restructuring and one-time items (Million US$)	Q2 2013	Q1 2013	Q2 2012
Operating Income (Loss)	(64)	(180)	(151)
Operating Margin	(3.1%)	(8.9%)	(7.0%)
Operating Margin – Attributable to ST	(2.6%)	(5.3%)	(1.3%)

ST-Ericsson Information

As announced on March 18, 2013, ST and Ericsson have agreed to the transfer of certain ST-Ericsson employees and assets to the respective parent companies and to the wind-down of the remaining joint venture. The formal transfer of the parts of ST-Ericsson to the parent companies is expected to be completed in early August, 2013. As already communicated, from March 2, 2013 and until completion of the wind-down, Ericsson is taking on the expenses of the LTE Modem activities, and ST is taking on the existing products and related business as well as expenses for resources working on ST programs. Both parents are assuming equal funding of the wind-down activities.

During the first half of 2013, ST funded $145 million under the ST-Ericsson parent facility. Based upon its latest review, ST estimates its total cash costs from beginning 2013 thru the end of the JV, including covering its share of ST-Ericsson’s ongoing operations during the transition period and restructuring costs in ST-Ericsson and ST related to the exit from the JV, at between $300 million and $350 million. This is lower than the previous estimate as a result of the timely restructuring and the transfer of certain teams to third-party companies.

ST-Ericsson’s net revenues in the second quarter of 2013 decreased 31% sequentially to $176 million reflecting, as anticipated, the decline of legacy products.

Second Quarter Review

Net revenues increased 1.8% sequentially and decreased 4.8% on a year-over-year basis. Greater China & South Asia led all regions with 6.0% sequential revenue growth while the Americas increased by 5.6% and EMEA increased 5.2%. Japan & Korea was lower by 12.8% driven by business dynamics at certain key wireless global accounts.

ST’s second quarter revenues, excluding the Wireless product line, increased 6.8% on a sequential basis and 3.6% on a year-over-year basis, reflecting better than normal seasonality.

Second quarter gross profit was $672 million and gross margin was 32.8%. On a sequential basis, gross margin improved 150 basis points reflecting lower unsaturation charges, manufacturing efficiencies and higher volumes partially offset by price pressure.
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(*)Operating income (loss) before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items and operating margin before impairment, restructuring and one-time items attributable to ST are non-U.S. GAAP measures. Please refer to Attachment A for additional information explaining why the Company believes these measures are important and reconciliation to U.S. GAAP.

R&D expenses were $453 million representing a sequential decrease of $80 million or 15%, benefiting principally from the ongoing restructuring initiatives at ST-Ericsson as well as the charge back to Ericsson of the LTE Modem expenses of $102 million partially offset by seasonality. R&D expenses declined by 27% compared to the year-ago period.

SG&A expenses totaled $285 million in the second quarter, and on a sequential basis, SG&A expenses increased by 2% mainly due to seasonality. SG&A expenses decreased 2% compared to the year-ago period mainly due to cost-reduction initiatives.

Impairment, restructuring and other related closure costs for the second quarter were $43 million compared to $101 million in the prior quarter mainly due to restructuring initiatives within the ST organization.

Operating margin before impairment, restructuring and one-time items attributable to ST was a negative 2.6% in the 2013 second quarter compared to negative 5.3% in the prior quarter.*

In the second quarter of 2013, net loss attributable to non-controlling interest was $21 million, which mainly included the 50% owned by Ericsson in the ST-Ericsson joint venture, as consolidated by ST. In the first quarter of 2013, the corresponding amount was $126 million.

ST recorded in the second quarter a charge of $89 million on equity-method investments largely due to a one-time non-cash charge of $69 million on ST’s equity value in 3Sun due to impairment charges reported by the 3Sun joint venture. 3Sun is a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity.

Second quarter net loss was $152 million or $(0.17) per share, compared to a net loss of $(0.19) and $(0.08) per share in the prior and year-ago quarter, respectively. On an adjusted basis, net of related taxes, ST reported non-U.S. GAAP net loss per share of $(0.06) in the second quarter, excluding impairment and restructuring charges and one-time items, compared to a net loss of $(0.13) and $(0.05) per share in the prior and year-ago quarter, respectively.*

For the second quarter of 2013, the effective average exchange rate for the Company was approximately $1.30 to €1.00 compared to $1.31 to €1.00 for the first quarter of 2013 and $1.32 to €1.00 for the second quarter of 2012.

Net Revenues by Market Channel

Net Revenues By Market Channel (%)	Q2 2013	Q1 2013	Q2 2012
Total OEM	74%	75%	78%
Distribution	26%	25%	22%

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(*)Operating margin before impairment, restructuring and one-time items attributable to ST and adjusted net earnings per share are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Revenues and Operating Results by ST Product Segment

Operating Segment (Million US$)	Q2 2013 Net Revenues	Q2 2013 Operating Income (Loss)	Q1 2013 Net Revenues	Q1 2013 Operating Income (Loss)	Q2 2012 Net Revenues	Q2 2012 Operating Income (Loss)
Sense & Power and Automotive Products (SPA)	1,209	42	1,127	58	1,156	97
Embedded Processing Solutions including Wireless product line (EPS)(a)	824	(106)	867	(210)	981	(233)
Others (b)(c)	12	(43)	15	(129)	11	(71)
TOTAL	2,045	(107)	2,009	(281)	2,148	(207)

 (a) Embedded Processing Solutions includes the Wireless product line which includes a portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenues and operating results, as well as other items affecting operating results related to the wireless business.
(b) Net revenues of “Others” includes revenues from sales of Subsystems, assembly services and other revenues.
(c) Operating income (loss) of “Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of the Subsystems and Other Products Group. “Others” includes $2 million, $24 million and $16 million of unused capacity charges in the second and first quarters of 2013 and second quarter of 2012, respectively; and $43 million, $101 million and $56 million of impairment, restructuring charges and other related closure costs in the second and first quarters of 2013 and second quarter of 2012, respectively.

Sense & Power and Automotive Products (SPA) second quarter net revenues increased 7.3% sequentially, mainly driven by Industrial and Power products and Automotive. SPA revenues increased 4.6% compared to the year-ago quarter driven by MEMS. SPA operating margin was 3.5% in the 2013 second quarter compared to 5.1% and 8.3% in the prior and year-ago quarter, respectively, with the decrease principally driven by resources deployed from ST-Ericsson to strengthen R&D activities and price pressure within the Analog, MEMS and Sensors (AMS) group.

Embedded Processing Solutions (EPS) second quarter net revenues decreased 5.0% and 16.0% on a sequential and year-over-year basis, respectively, due to a significant decrease in ST-Ericsson sales and to a lesser extent, Digital Convergence (DCG). EPS segment operating margin improved to negative 12.8% in the 2013 second quarter, from negative 24.2% and negative 23.7% in the prior and year-ago quarter, respectively, mainly due to a significant reduction in expenses.

Cash Flow and Balance Sheet Highlights

Free cash flow* was negative $134 million in the second quarter, principally reflecting anticipated cash resources to fund ST-Ericsson, compared to negative $65 million in the prior quarter.

Capital expenditure payments, net of proceeds from sales, were $121 million during the second quarter of 2013 compared to $111 million in the prior quarter.

Inventory increased by $30 million to $1.34 billion at quarter end. Inventory in the second quarter of 2013 was at 4.1 turns or 88 days, substantially flat compared to the prior quarter.

As expected, ST’s net financial position* decreased in the second quarter to a net cash position of $954 million at June 29, 2013, adjusted by $145 million of ST-Ericsson’s debt to our joint venture partner, compared to $1.1 billion at March 30, 2013. ST’s financial resources equaled $1.77 billion and total debt was $964 million at June 29, 2013.

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(*)Free cash flow and net financial position are non-U.S. GAAP measures. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

Total equity, including non-controlling interest, was $5.68 billion at quarter end.

First Half 2013 Results

Net revenues decreased 2.6% to $4.05 billion from $4.16 billion in the year-ago period mainly reflecting lower ST-Ericsson sales. Net revenues for the first half of 2013, excluding the Wireless product line, increased 2.5% to $3.62 billion.

Gross margin was 32.1% of net revenues, compared to 32.0% of net revenues for the 2012 first half. The first half 2013 gross margin was impacted by unsaturation charges of $26 million compared to $87 million in the year-ago period. Net loss, as reported, was $322 million in the first half of 2013, or $(0.36) per share, compared to a net loss of $252 million, or $(0.28) per share in the first half of 2012. On an adjusted basis, net of related taxes, ST reported a non-U.S. GAAP net loss per share of $(0.19) excluding impairment, restructuring charges and one-time items in the first half of 2013, the same as in the first half of 2012.*

The effective average exchange rate for the Company was approximately $1.30 to €1.00 for the first half of 2013, compared to $1.32 to €1.00 for the first half of 2012.

First Half Revenue and Operating Results by Product Segment

Operating Segment (In Million US$)	First Half 2013 Net Revenues	First Half 2013 Operating Income (Loss)	First Half 2012 Net Revenues	First Half 2012 Operating Income (Loss)
Sense & Power and Automotive Products (SPA)	2,337	99	2,263	190
Embedded Processing Solutions including Wireless product line (EPS)	1,692	(316)	1,882	(527)
Others	26	(171)	20	(222)
TOTAL	4,055	(388)	4,165	(559)

Third Quarter 2013 Business Outlook

Mr. Bozotti stated, “Macro trends remain uncertain but excluding ST-Ericsson, we have seen a progressive improvement in bookings in the second quarter, although, towards the end of the second quarter, we experienced a softening in the smartphone market also impacting ST products.

“We continue to expect the ramp of key products in MEMS, Automotive, Microcontrollers and Imaging in the second half of this year, leading to higher sequential revenue results for both the third and fourth quarters of this year.

“In combination, we expect third quarter net revenues, excluding Wireless product line, to increase about 3.5% at the midpoint. Including Wireless product line, we expect overall revenues to be about flat sequentially at the midpoint of our guidance. We again expect significant reductions in operating expenses in the third quarter and we are well aligned to achieve our net operating expenses target range of $600 million to $650 million in the first quarter of 2014. Furthermore, with the closing of the ST-Ericsson transaction in early August, the remaining ST-Ericsson activities will be deconsolidated.
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* Adjusted net earnings per share is a non-US GAAP measure. For additional information and reconciliation to U.S. GAAP, please refer to Attachment A.

 “As we look ahead, we anticipate progressive improvement in our gross margin. First, with fab utilization at a more stable and optimal level we plan to continue to grow our business in our targeted growth drivers. Second, we are focused on better utilizing and optimizing our technology portfolio. Third, we are now in a position to more aggressively manage our product mix in order to prune lower margin products from our portfolio. To successfully achieve this, we will make gradual structural changes to our manufacturing footprint to ensure that it matches our needs, complemented by our foundry sourcing. As a result, we plan to gradually expand 8-inch capacity while winding down certain 6-inch manufacturing lines in Singapore and Catania, Italy and consolidate our back-end activities in China to Shenzhen.”

“Finally, to support our proprietary R&D activities for CMOS derivative technology investments, we recently signed an important frame agreement with the French Government for the ‘Nano2017’ program.”

The Company expects third quarter 2013 revenues to be about flat on a sequential basis, plus or minus 3.5 percentage points. Gross margin in the third quarter is expected to be about 33.5%, plus or minus 2.0 percentage points.

This outlook is based on an assumed effective currency exchange rate of approximately $1.30 = €1.00 for the 2013 third quarter and includes the impact of existing hedging contracts. The third quarter will close on September 28, 2013.

Recent Corporate Developments

On April 22, ST announced the appointment of Martine Verluyten as Chair of the Audit Committee of the ST Supervisory Board, succeeding Tom de Waard. Verluyten has been a member of the ST Supervisory Board and has served on its Audit Committee since May 2012.

On May 22, the Company announced that Executive Vice President Jean-Marc Chery had been appointed General Manager of the Embedded Processing Solutions Segment, a new position, and Vice-Chairman of the Corporate Strategic Committee where he has been a Member since 2008. Chery continues to lead the Packaging and Test Manufacturing and Quality functions for ST.

On May 28, ST announced that ST-Ericsson, a 50-50 joint venture with Ericsson that the parent Companies are winding down, had sold the assets and intellectual property rights (IPR) associated with its mobile connectivity Global Navigation Satellite System (GNSS) to a leading semiconductor company.

On June 17, ST announced that it had signed a comprehensive agreement with Rambus Inc. expanding existing licenses between the two Companies, settling all outstanding claims, and committing both organizations to explore additional opportunities for collaboration. The multifaceted agreement gives Rambus access to ST’s Fully-Depleted Silicon On Insulator (FD-SOI) process-technology design environment while giving ST secured license terms from the Cryptography Research, Inc. (CRI) division of Rambus that makes it possible for ST to expand deployment of security technology for banking, identity, PayTV, video gaming, smartphones, and government, across a wider range of products.

On June 21, ST announced that all the resolutions proposed by the Supervisory Board were approved at the Company’s Annual General Meeting (AGM), which was held in Amsterdam.

The main resolutions approved by the shareholders were:
•	The adoption of the Company’s 2012 Statutory Annual Accounts prepared in accordance with International Financial Reporting Standards (IFRS);

•
The distribution, in line with the Dividend Policy of the Company, of a semi-annual cash dividend per common share of US$0.10 in the second quarter of 2013 and US$0.10 in the third quarter of 2013, to be paid in June and September of 2013, respectively, to shareholders of record in the month of each quarterly payment;

•	The appointment of Ms. Janet Davidson as a new member of the Supervisory Board for a three-year term, expiring at the 2016 AGM, as a replacement for Mr. Raymond Bingham, whose mandate has expired;
•	The reappointment of Mr. Alessandro Ovi as member of the Supervisory Board for a three-year term, expiring at the 2016 AGM;
•	The amendment of the compensation scheme of the Supervisory Board;
•	The approval of a new four-year Unvested Stock Award Plan for Management and Key Employees.

On May 21, ST announced its leadership of Places2Be, a 3-year, €360M advanced-technology pilot-line project with the participation of 18 other leading European companies and academic institutions to support the industrialization of Fully-Depleted Silicon-On-Insulator (FD-SOI) microelectronics technology.  Places2Be (“Pilot Lines for Advanced CMOS Enhanced by SOI in 2x nodes, Built in Europe”) aims to support the deployment of an FD-SOI pilot line at 28nm and the subsequent node, as well as a dual source that will enable volume manufacturing in Europe. Places2Be will drive the creation of a European microelectronics design ecosystem using this FD-SOI platform and explore the path towards the next step for this technology (14/10nm).

Q2 2013 – Product and Technology Highlights

During the quarter, ST made strong progress with important new-product introductions and significant design wins.

Sense & Power and Automotive Products (SPA)

Analog, MEMS and Sensors (AMS)
•	Deployment of the SPIRIT1, sub-GHz RF transceiver-based application for remote control of street lights has begun along the river Seine in Paris.
•	Earned design-ins for Pulser IC in portable ultrasound imaging equipment.
•	Passed security certification by NDS for ST8034 smart-card interface, a necessary step in the expansion of ST’s smart-card presence in the set-top box market.
•	Captured a major socket in a 1st-tier customer in the glucose-metering market with a dedicated op amp, reinforcing our best-in-class capabilities and positioning in the analog segment.
•	Collected a win for a high-end digital top-port microphone in a new tablet to be launched this fall.
•	Achieved milestone shipment rate of 10Munits/quarter for Fuel-Gauge battery-monitor IC.
•	Ramping production of 6-axis accelerometer and gyroscope for a high-profile launch by a major phone manufacturer.
•	Achieved significant qualifications for 6-axis accelerometer and gyroscope and 6-axis accelerometer and compass for important phone manufacturers.
•	In production with 9-axis inertial module for several innovative navigation-related applications from top-tier Americas manufacturers.

Industrial and Power Discretes (IPD)
•
Building momentum for MOSFETs with a qualification from a top switched-mode power supply (SMPS) maker  and captured design wins with important leaders for lighting and charger applications in China and South Asia.

•	Achieved big wins for IGBTs (Insulated Gate Bipolar Transistors) with a large Asian welding customer and with Intelligent Power Modules for air-conditioning and motor-control applications.
•	Earned design wins in several server SMPS platforms with ViperPlus high-voltage converters from a major Taiwanese SMPS manufacturer.
•	Gaining market traction with the innovative digital-power STLUX385x platform for various projects with wins in major EMEA lighting customers.
•	Captured design wins from major German factory automation customers with newest octal intelligent power switch.
•	Earned wins for RF antenna-tuner solution for smartphones from a leading Taiwanese OEM.
•	Won new socket for the new field-effect rectifier diodes for mobile and tablet chargers at a leading Asian OEM.

Automotive (APG)
•	Earned an important award for a microcontroller companion chip that integrates all key functions for stability-control systems for the Korean market from a leading Korean supplier.
•	Captured a design win from a global leader in the braking market for a fully integrated electronic parking-brake solution.
•	Reinforced leadership in Infotainment with the awarding of a multi-standard digital terrestrial tuner from a leading European Tier 1.
•
Won several awards for VIPower  smart-power technology in Body Control Modules from leading global Tier 1s and earned a socket from another leading European Tier 1 for our 32-bit automotive microcontrollers for an airbag application.

Embedded Processing Solutions (EPS)

Microcontroller, Memory and Secure MCU (MMS)
•
Continued STM32 momentum with several design wins for the STM32 family for smart-watch applications at major global OEMs, as a sensor-hub in various mobile applications at a major manufacturer, and in a next-generation low-power fitness-monitoring system at a key Americas OEM.

•	Ramped production of STM32 controllers for Wi-Fi modules for Internet of Things applications at various customers.
•	Earned a win from a leading home-appliance manufacturer for our dual-interface memory / dynamic NFC RFID tag in a washing machine.
•	Captured the prestigious ‘Electron d’Or 2013’ award from ElectroniqueS Magazine for the ST31, the first 32-bit Contactless Secure Microcontroller.

Digital Convergence (DCG)
•	Continued building momentum for ASICs to be manufactured in 28nm FD-SOI technology, with two new design wins for networking and consumer applications.
•	Maintained success with worldwide customers of awards for new set-top box Class2 product family, which has now also obtained the full certification from Nagra and Viaccess.
•	Began an important design at a key customer for the US cable modem based on the Orly/STiD platform.
•	Captured multiple design-ins of DisplayPort smart connectivity products in various applications, including 4Kx2K TV, the first TV with DisplayPort input, at a large global consumer manufacturer.

Imaging, Bi-CMOS, ASIC and Silicon Photonics (IBP)
•	Won a slot for the Image Signal Processor from a leading phone manufacturer.
•	Secured design wins for ASICs using Silicon Photonics with two of the world’s top optical communications manufacturers.

•	Collected a broad range of design wins from many customers that use ST BiCMOS or Silicon Photonics process technology in almost 30 new ASIC projects.

Use of Supplemental Non-U.S. GAAP Financial Information

This press release contains supplemental non-U.S. GAAP financial information, including operating income (loss) before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items, operating margin before impairment, restructuring and one-time items attributable to ST, adjusted net earnings, adjusted net earnings per share, free cash flow, net financial position and net financial position, adjusted to account for 50% investment in ST-Ericsson.

Readers are cautioned that these measures are unaudited and not prepared in accordance with U.S. GAAP and should not be considered as a substitute for U.S. GAAP financial measures. In addition, such non-U.S. GAAP financial measures may not be comparable to similarly titled information by other companies.

See Attachment A of this press release for a reconciliation of the Company’s non-U.S. GAAP financial measures to their corresponding U.S. GAAP financial measures. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with the Company’s consolidated financial statements prepared in accordance with U.S. GAAP.

Forward-looking information

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements, due to, among other factors:

•	uncertain macro-economic and industry trends;
•	customer demand and acceptance for the products which we design, manufacture and sell;
•
unanticipated events or circumstances which may either impact our ability to execute the planned reductions in our net operating expenses and / or meet the objectives of our R&D Programs which benefit from public funding;

•	future events or circumstances which may require us to reassess our current plans concerning the break up and wind down of our ST-Ericsson joint venture;
•	the loading and the manufacturing performances of our production facilities;
•	the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales;
•	variations in the foreign exchange markets and, more particularly, in the rate of the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	restructuring charges and associated cost savings that differ in amount or timing from our estimates;
•
changes in our overall tax position as a result of changes in tax laws, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	natural events such as severe weather, earthquakes, tsunami, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•
changes in economic, social, political or infrastructure conditions in the locations where we, our customers or our suppliers operate including as a result of macro-economic or regional events, military conflict, social unrest or terrorist activities;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations;

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward looking terminology, such as “believes,” “expects,” “may,” “are expected to,” “should,” “would be,” “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.

Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2012, as filed with the SEC on March 4, 2013. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

STMicroelectronics Conference Call and Webcast Information

On July 23, 2013, the management of STMicroelectronics will conduct a conference call to discuss the Company’s operating performance for the second quarter of 2013.

The conference call will be held at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET. The conference call will be available live via the Internet by accessing http://investors.st.com. Those accessing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until August 2, 2013.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com.

(tables attached)

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel:  +33 158 077 785
nelly.dimey@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	June 29,	June 30,
	2013	2012

Net sales	2,034	2,140
Other revenues	11	8
NET REVENUES	2,045	2,148
Cost of sales	(1,373)	(1,412)
GROSS PROFIT	672	736
Selling, general and administrative	(285)	(292)
Research and development	(453)	(617)
Other income and expenses, net	2	22
Impairment, restructuring charges and other related closure costs	(43)	(56)
Total Operating Expenses	(779)	(943)
OPERATING LOSS	(107)	(207)
Interest income (expense), net	7	(6)
Income (loss) on equity-method investments	(89)	(2)
LOSS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(189)	(215)
Income tax benefit (expense)	16	(20)
NET LOSS	(173)	(235)
Net loss (income) attributable to noncontrolling interest	21	160
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(152)	(75)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.17)	(0.08)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.17)	(0.08)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
EARNINGS PER SHARE	889.0	886.1

STMicroelectronics N.V.
Consolidated Statements of Income
(in millions of U.S. dollars, except per share data ($))

	Six Months Ended
	(Unaudited)	(Unaudited)
	June 29,	June 30,
	2013	2012

Net sales	4,037	4,150
Other revenues	18	15
NET REVENUES	4,055	4,165
Cost of sales	(2,755)	(2,833)
GROSS PROFIT	1,300	1,332
Selling, general and administrative	(564)	(602)
Research and development	(986)	(1,250)
Other income and expenses, net	6	35
Impairment, restructuring charges and other related closure costs	(144)	(74)
Total Operating Expenses	(1,688)	(1,891)
OPERATING LOSS	(388)	(559)
Interest expense, net	-	(19)
Loss on equity-method investments	(102)	(9)
Gain on financial instruments, net	-	3
LOSS BEFORE INCOME TAXES AND NONCONTROLLING INTEREST	(490)	(584)
Income tax benefit	21	14
NET LOSS	(469)	(570)
Net loss (income) attributable to noncontrolling interest	147	318
NET LOSS ATTRIBUTABLE TO PARENT COMPANY	(322)	(252)

EARNINGS PER SHARE (BASIC) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.36)	(0.28)
EARNINGS PER SHARE (DILUTED) ATTRIBUTABLE TO PARENT COMPANY STOCKHOLDERS	(0.36)	(0.28)

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING
EARNINGS PER SHARE	888.5	885.5

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	June 29,	March 30,	December 31,
In millions of U.S. dollars	2013	2013	2012
	(Unaudited)	(Unaudited)	Audited

ASSETS
Current assets:
Cash and cash equivalents	1,583	1,718	2,250
Short-term deposits	1	1	1
Marketable securities	189	187	238
Trade accounts receivable, net	1,118	1,025	1,005
Inventories	1,336	1,306	1,353
Deferred tax assets	224	141	137
Assets held for sale	28	37	-
Other current assets	567	501	518
Total current assets	5,046	4,916	5,502
Goodwill	135	140	141
Other intangible assets, net	250	208	213
Property, plant and equipment, net	3,276	3,275	3,481
Non-current deferred tax assets	395	439	414
Restricted cash	-	4	4
Long-term investments	29	110	119
Other non-current assets	512	540	560
	4,597	4,716	4,932
Total assets	9,643	9,632	10,434

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	313	250	630
Trade accounts payable	985	862	797
Other payables and accrued liabilities	993	997	942
Dividends payable to stockholders	94	-	89
Deferred tax liabilities	1	11	11
Accrued income tax	65	77	86
Total current liabilities	2,451	2,197	2,555
Long-term debt	651	647	671
Post-retirement benefit obligations	492	474	477
Long-term deferred tax liabilities	15	15	14
Other long-term liabilities	357	351	353
	1,515	1,487	1,515
Total liabilities	3,966	3,684	4,070
Commitment and contingencies
Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 910,622,305 shares issued, 890,459,183 shares outstanding)	1,156	1,156	1,156

Capital surplus	2,564	2,559	2,555
Retained earnings	1,433	1,788	1,959
Accumulated other comprehensive income	749	673	794
Treasury stock	(213)	(239)	(239)
Total parent company stockholders' equity	5,689	5,937	6,225
Noncontrolling interest	(12)	11	139
Total equity	5,677	5,948	6,364
Total liabilities and equity	9,643	9,632	10,434

STMicroelectronics N.V.

SELECTED CASH FLOW DATA

Cash Flow Data (in US$ millions)	Q2 2013	Q1 2013	Q2 2012

Net Cash from (used in) operating activities	15	66	(37)
Net Cash used in investing activities	(146)	(81)	(199)
Net Cash from (used in) financing activities	(12)	(481)	33
Net Cash decrease	(135)	(532)	(253)

Selected Cash Flow Data (in US$ millions)	Q2 2013	Q1 2013	Q2 2012

Depreciation & amortization	224	237	281
Net payment for Capital expenditures	(121)	(111)	(70)
Dividends paid to stockholders*	(75)	(89)	(89)
Change in inventories, net	(18)	30	(21)

* The amount paid in Q2 2013 does not include the American investors, paid in July 2013.

(Attachment A)
STMicroelectronics
Supplemental Non-U.S. GAAP Financial Information
U. S. GAAP – Non-U.S. GAAP Reconciliation
In Million US$ Except Per Share Data

The supplemental non-U.S. GAAP information presented in this press release is unaudited and subject to inherent limitations. Such non-U.S. GAAP information is not based on any comprehensive set of accounting rules or principles and should not be considered as a substitute for U.S. GAAP measurements. Also, our supplemental non-U.S. GAAP financial information may not be comparable to similarly titled non-U.S. GAAP measures used by other companies. Further, specific limitations for individual non-U.S. GAAP measures, and the reasons for presenting non-U.S. GAAP financial information, are set forth in the paragraphs below. To compensate for these limitations, the supplemental non-U.S. GAAP financial information should not be read in isolation, but only in conjunction with our consolidated financial statements prepared in accordance with U.S. GAAP.

Operating income (loss) before, impairment, restructuring and one-time items is used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items, such as impairment, restructuring charges and other related closure costs. Adjusted net earnings and earnings per share (EPS) are used by management to help enhance an understanding of ongoing operations and to communicate the impact of the excluded items like impairment, restructuring charges and other related closure costs attributable to ST and other one-time items, net of the relevant tax impact.

Operating income (loss) before impairment, restructuring and one-time items attributable to ST is calculated as operating income (loss) before impairment,  restructuring and one-time items excluding 50% of ST-Ericsson operating income (loss) before impairment, restructuring and one-time items as consolidated by ST. Operating margin before impairment, restructuring and one-time items attributable to ST is calculated as operating income (loss) before restructuring attributable to ST divided by reported revenues excluding 50% of ST-Ericsson revenues as consolidated by ST.

The Company believes that these non-GAAP financial measures provide useful information for investors and management because they measure the Company’s capacity to generate profits from its business operations, excluding the effect of acquisitions and expenses related to the rationalizing of its activities and sites that it does not consider to be part of its on-going operating results, thereby offering, when read in conjunction with the Company’s GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results, (ii) the ability to better identify trends in the Company’s business and perform related trend analysis, and (iii) an easier way to compare the Company’s results of operations against investor and analyst financial models and valuations, which usually exclude these items.

Q2 2013 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	672	(107)	(152)	(0.17)
Impairment & Restructuring		43	41
Loss on equity-method investments (3Sun)			69
Estimated Income Tax Effect			(11)
Non-U.S GAAP	672	(64)	(53)	(0.06)

Q1 2013 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	628	(281)	(171)	(0.19)
Impairment & Restructuring		101	58
Estimated Income Tax Effect			(3)
Non-U.S GAAP	628	(180)	(116)	(0.13)

Q2 2012 (US$ millions and cents per share)	Gross Profit	Operating Income (loss)	Net Earnings	Corresponding EPS
U.S. GAAP	736	(207)	(75)	(0.08)
Impairment & Restructuring		56	28
Estimated Income Tax Effect			-
Non-U.S GAAP	736	(151)	(47)	(0.05)

(continued)

(Attachment A – continued)

Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, short-term deposits and restricted cash, and our total financial debt includes short-term borrowings, current portion of long-term debt and long-term debt, all as reported in our consolidated balance sheet. We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net indebtedness or net cash position by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.

Net Financial Position (in US$ millions)	June 29, 2013	March 30, 2013	December 31, 2012
Cash and cash equivalents	1,583	1,718	2,250
Marketable securities	189	187	238
Short-term deposits	1	1	1
Non-current restricted cash	-	4	4
Total financial resources	1,773	1,910	2,493
Short-term borrowings and current portion of long-term debt	(313)	(250)	(630)
Long-term debt	(651)	(647)	(671)
Total financial debt	(964)	(897)	(1,301)
Net financial position	809	1,013	1,192

Net financial position, adjusted to account for 50% investment in ST-Ericsson	954	1,096	1,192

Free cash flow is defined as net cash from operating activities minus net cash from (used in) investing activities, excluding purchase of and proceeds from the sale of marketable securities, short term deposits and release of restricted cash. We believe free cash flow provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operating activities. Free cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of free cash flow may differ from definitions used by other companies.

Free cash flow (in US$ millions)	Q2 2013	Q1 2013	Q2 2012
Net cash from (used in) operating activities	15	66	(37)
Net cash from (used in) investing activities	(146)	(81)	(199)
Payment for purchases of (proceeds from sale of) marketable securities, short term deposits and restricted cash, net	(3)	(50)	107
Free cash flow	(134)	(65)	(129)

--end---

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: July 23, 2013	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer